H[redacted]of the Bank
6 ... Bldg., Tel Aviv 65781
T ... 4576

08000470

Date: 17 January 2008

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

SEC
Mail Processing
Section
JAN 22 2008
Washington, DC
104

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

PROCESSED
FEB 04 2008
THOMSON
FINANCIAL

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

dw 1/31

נייר 10.01 057004

Annex A

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Holding(s) in Company*	*24/12/07*	*1*
2.	*Holding(s) in Company*	*31/12/07*	*2*
3.	*Immediate Report*	*31/12/07*	*3*
4.	*Preliminary Circular*	*01/01/08*	*4*
5.	*Preliminary Circular*	*01/01/08*	*5*
6.	*Sch. of Senior Office Holders*	*02/01/08*	*6*
7.	*Holding(s) in Company*	*06/01/08*	*7*
8.	*Holding(s) in Company*	*08/01/08*	*8*
9.	*Holding(s) in Company*	*08/01/08*	*9*
10.	*Immediate Report*	*10/01/08*	*10*
11.	*Holding(s) in Company*	*13/01/08*	*11*
12.	*Holding(s) in Company*	*14/01/08*	*12*
13.	*Holding(s) in Company*	*15/01/08*	*13*
14.	*Holding(s) in Company*	*15/01/08*	*14*
15.	*Immediate Report*	*16/01/08*	*15*
16.	*Immediate Report*	*16/01/08*	*16*
17.			
18.			
19.			
20.			

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Sch. 1

Transmission date: 24/12/2007
Reference: 2007-01-493042

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *07/12/2007*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	261,731,308	20.76	20.76	20.50	20.50
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	94,607,726	7.50	7.50	7.41	7.41

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 261,731,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.76% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.01% of the shares of the Bank.

Eternity Four Trust holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 20.76% of the shares of the Bank.

Furthermore, Eternity Four Trust holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.01% of the shares of the Bank.

Nickel 1997 Irrevocable Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.76% of the shares of the Bank.

Furthermore, Nickel 1997 Irrevocable Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.01% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 1997 Irrevocable Trust.

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *94,607,726*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 68,950,410 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remark = - extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Sch. 2

Transmission date: 31/12/2007
Reference: 2007-01-501802

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *30/12/2007*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	261,731,308	20.76	20.76	20.50	20.50
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Yoseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	94,800,526	7.52	7.52	7.43	7.43

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 261,731,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.76% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.01% of the shares of the Bank.

Eternity Four Trust holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 20.76% of the shares of the Bank.

Furthermore, Eternity Four Trust holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.01% of the shares of the Bank.

Nickel 1997 Irrevocable Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.76% of the shares of the Bank.

Furthermore, Nickel 1997 Irrevocable Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.01% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 1997 Irrevocable Trust.

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Yoseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *94,607,726*
Change in Quantity of Securities: *192,800*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 68,949,210 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remark = - extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Sch. 3

Date: December 31, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

Re: Immediate Report

Bank Hapoalim B.M. (hereinafter: "**the Bank**") is pleased to advise that on 27th December, 2007, at about 06:00 p.m. it received notice from Lazard Asset Management LLC (hereinafter: "**Lazard**") according to which commencing 24th December, 2007, Lazard holds more than 5% of the share capital of the Bank.

According to its notice, Lazard holds 63,608,757 shares out of 1,260,717,529 shares, which constitute 5.045% of the share capital of the Bank.

The shares were purchased by Lazard at an average price of NIS 19.604 per share.

Lazard was required by the Bank to furnish complementary particulars which when received a full report will be made in the required format.

Yours faithfully,
Bank Hapoalim B.M.

(-) (-)

Ilan Mazur, Advocate
Chief Legal Adviser

Yoram Weissbrem
Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Sch. 4

Date: 1 January 2008

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Pursuant to Regulation 11(b) of the Securities (Details of an Offering Circular for the Offer of Securities to Employees) Regulations, 5760-2000, ("**the Offering Circular Particulars Regulations**"), Bank Hapoalim B.M., ("**the Bank**") respectfully gives notice that on 31 December 2007, the board of directors of the Bank resolved to offer the bank's tenured employees the fifth portion of the options ("**the Options**"), pursuant to the options plan for the bank's tenured employees which was adopted by the Board of Directors from it's resolution on 30 May, 2004 ("**the Plan**").

Concurrent to the filing of this Immediate Report, the Bank is to deposit with the Securities Authority a preliminary Offering Circular pursuant to the provisions of Regulation 11(a) of the Offering Circular Particulars Regulations, in connection with the grant of the fifth portion of options to the employees by virtue of the Plan, as set forth in the Offering Circular, namely, the grant of 4 million options, and additional amount of options equal to the amount of options expired or not allotted, for any reason, from the first, second, third and fourth portions (as set forth in the Offering Circular).

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
D. Klausner	**E. Eisdorfer**
Member of the Board of Management	Manager of Human Resources

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Sch. 5

Date: 1 January 2008

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Pursuant to Regulation 11(b) of the Securities (Details of an Offering Circular for the Offer of Securities to Employees) Regulations, 5760-2000, ("**the Offering Circular Particulars Regulations**"), Bank Hapoalim B.M., ("**the Bank**") respectfully gives notice that on 31 December 2007, the board of directors of the Bank resolved to offer the bank's employees employed under a personal employment contract the third portion of the options ("**the Options**") pursuant to the options plan for the Bank's employees employed under a personal employment contract which was adopted by the Board of Directors from it's resolution on 6 December 2005 ("**the Plan**").

Concurrent to the filing of this Immediate Report, the Bank is to deposit with the Securities Authority a preliminary Offering Circular ("**the Offering Circular**") pursuant to the provisions of Regulation 11(a) of the Offering Circular Particulars Regulations, in connection with the grant of the third portion of up to 150,000 options to the employees employed under a personal employment contract, by virtue of the Plan and as set forth in the Offering Circular.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
D. Klausner Member of the Board of Management	**E. Eisdorfer** Manager of Human Resources

ג'יל 10.01 057004

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Sch. 6

Transmission date: 02/01/08
Reference: 2008-01-002271

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Consisting of the Schedule of Senior Office Holders
Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970
Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of ***January 1, 2008***

	Name	Category of Identity	Identity Number	Title	Accounting and Financial Proficiency	Member of the Audit Committee
1	Dan Dankner	I.D. Number	059581280	Chairman of the Board of Directors	Yes	No
2	Yair Orgler	I.D. Number	001210541	Director	Yes	Yes
3	Irit Izakson	I.D. Number	050709286	Director	Yes	Yes
4	Mali Baron	I.D. Number	003462181	Director	Yes	No
5	Yoseph Dauber	I.D. Number	007447584	Director	Yes	Yes
6	Pnina Dvorin	I.D. Number	03333093	Director	No	No
7	Ido Joseph Dissentshik	I.D. Number	7831787	External Director	Yes	Yes
8	Nira Dror	I.D. Number	52726551	External Director	Yes	Yes
9	Nir Zichlinskey	I.D. Number	022085468	Director	Yes	No
10	Ronen Israel	I.D. Number	055692578	Director	Yes	No
11	Leslie Littner	I.D. Number	327092722	Director	Yes	No
12	Jay Pomrenze	I.D. Number	326888815	Director	Yes	No
13	Efrat Peled	I.D. Number	027224773	Director	Yes	No
14	Moshe Koren	I.D. Number	1228998	Director	Yes	No
15	Oded Sarig	I.D. Number	53547451	Director	Yes	No
16	Zvi Ziv	I.D. Number	4143699	Chief Executive Officer		
17	Ofer Levy	I.D. Number	052222577	Member of the Board of Management, Senior Deputy Managing Director and Chief Accountant		
18	David Luzon	I.D. Number	51409308	Member of the Board of Management, Senior Deputy Managing Director and Head of Information Technology and Operations		

19	*Ilan Mazur*	*I.D. Number*	*007447386*	*Member of the Board of Management, Senior Deputy Managing Director and Chief Legal Adviser of the Bank*		
20	*Hanna Pri-zan*	*I.D. Number*	*50963115*	*Member of the Board of Management, Senior Deputy Managing Director, Head of Client Asset Management*		
21	*Zion Kenan*	*I.D. Number*	*053508594*	*Deputy CEO, Member of the Board of Management and Head of Corporate Banking*		
22	*Barry Ben-Zeev*	*I.D. Number*	*51205508*	*Member of the Board of Management, Senior Deputy Managing Director, Head of Finance (CFO), Head of Banking Subsidiaries including the Officer in charge of the central administrative unit for the supervision of corporations under the control of the Bank*		
23	*Doron Klausner*	*I.D. Number*	*051277556*	*Member of the Board of Management, Senior Deputy Managing Director, Head of Human Resources, Logistics & Procurement*		
24	*Alberto Garfunkel*	*I.D. Number*	*012592424*	*Member of the Board of Management, Senior Deputy Managing Director, Head of International Activity*		
25	*Mario Szuszan*	*I.D. Number*	*13802939*	*Member of the Board of Management, Senior Deputy Managing Director, Global Treasurer*		
26	*Uriel Paz*	*I.D. Number*	*024496952*	*Member of the Board of Management, Senior Deputy Managing Director, Head of Retail Banking*		
27	*Lilach Asher-Topilsky*	*I.D. Number*	*024934861*	*Member of the Board of Management, Senior Deputy Managing Director, Head of the Centre for Strategic Management*		
28	*Dan Alexander Koller*	*I.D. Number*	*028051910*	*Member of the Board of Management, Senior Deputy Managing Director, Head of Risk Management*		
29	*Orit Lerer*	*I.D. Number*	*53561114*	*Other:* *Senior Deputy Managing Director and Chief Internal Auditor of the Bank*		
30	*Yoram Weissbrem*	*I.D. Number*	*007041809*	*Other:* *Secretary of the Bank*		

1. Mrs. Nira Dror – External Director – Chairman of the Audit Committee.

2. Mr. Ido Joseph Dissentshik – External Director

2. Messrs. Yair Orgler, Mali Baron, Ronen Israel, Leslie Littner and Oded Sarig are external directors - Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks

Registration no: 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Sch. 7

Transmission date: 06/01/2008
Reference: 2008-01-005445

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *31/12/2007*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	261,731,308	20.76	20.76	20.50	20.50
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Yoseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	94,800,526	7.52	7.52	7.43	7.43

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:

10.01 057004

Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 261,731,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Nickel 1997 Irrevocable Trust transferred all of its shares in Arison Holdings (1998) Ltd. to a new trust - Nickel 97 - A Trust, which operates for the benefit of the same principal beneficiary.
Furthermore, Nickel 1997 Irrevocable Trust transferred all of its shares in Arison Sustainability Ltd. to a new trust - Nickel 97 - A Trust, which operates for the benefit of the same principal beneficiary.

The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.76% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.01% of the shares of the Bank.

Eternity Four Trust holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 20.76% of the shares of the Bank.

Furthermore, Eternity Four Trust holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.01% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.76% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.01% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

057004 10.01

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Yoseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *94,800,526*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 68,949,210 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remark = - extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.

טופס 10.01 057004

Sch. 0

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 08/01/2008
Reference: 2008-01-009078

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Person Who Became an Interested Party of the Corporation by Virtue of His Holdings

Regulation 33(e) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. Details of the Holder:
   First Name:
   First name in English as shown in passport: *Lazard Asset Management LLC*
   Surname/Name of Corporation: *Lazard Asset Management LLC*
   Surname/Name of Corporation in English: *Lazard Asset Management LLC*
   Category of Identity Number: *Other identity number*
   Identity Number: *05-0530199*
   Citizenship/Country of Incorporation or Registration: *Incorporated abroad*
   Country of Citizenship/Incorporation or Registration: *USA*
   Address: *30 Rockefeller Plaza, New York, NY 10112-6300*
   Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*

2. Details of the Transaction Following Which the Holder Became an Interested Party of the Corporation:
   a. Name and Category of the Security Pertaining to the Transaction: *Bank Hapoalim Ordinary Shares.*
   b. Stock Exchange Security Number: *662577.*
   c. Date of Execution of the Transaction: *December 24, 2007.*
   d. Nature of the Transaction: *Increase* due to *purchase through Stock Exchange*
   e. Quantity of Securities Pertaining to the Transaction: *500,000*
   f. Price at which the Transaction Was Executed: *1,851 agoroth*
   g. Are they inactive shares or securities convertible into inactive shares: *No*

3. a. Schedule of Holdings of the Interested Party after the Transaction:

Name, Category & Series of the Security	Stock Exchange Security number	Quantity of Securities	Inactive*	Extent of holding		Extent of holding (fully diluted)	
				Capital	Voting	Capital	Voting
Bank Hapoalim Ordinary Shares	*662577*	*63,608,757*	*No*	*5.05*	*5.05*	*4.98*	*4.98*

b. ● The Holder is not a banking corporation or an insurer:
○ The Holder is a banking corporation or an insurer. The details of his holdings are as follows

Holder	Name, Category & Series of Security	Stock Exchange Security number	Quantity of Securities	Inactive*

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2 *Holdings of convertible securities should be reported, including convertible securities which are not listed for trading.*
3 *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect, and shares which were purchased after the Law took effect.*
4 *Where the holder is not a banking corporation or an insurer, only Clause 3.a. should be filled in. Where the holder is a banking corporation or an insurer, Clauses 3.a. and 3.b. should be filled in.*
5. *If the interested party is a corporation, the name of the controlling party should be stated.*
* *It should be stated whether inactive shares or securities convertible into inactive shares are concerned.*

4. ● The interested party does not hold shares or convertible securities of a subsidiary or a related company of the reporting corporation
○ The interested party holds shares or convertible securities of a subsidiary or a related company of the reporting corporation, as set forth below:

1.	
Name of the Subsidiary or Related Company of the Reporting Corporation:	
Category of Identity Number:	
Identity Number:	
Citizenship/Country of Incorporation or Registration:	
Country of Citizenship/Incorporation or Registration:	
Nature of the Connection with the Reporting corporation:	
Category of Security:	Quantity of Security:
Extent of Capital Holding: __%	Extent of Holding of Voting Power: ______%

5. Additional Details:

The holding is on behalf of holdings of Lazard Asset Management LLC, its subsidiaries, and its clients.

6. The date and time when the corporation first learned of the occurrence or the subject matter: *December 27, 2007* at *06:00 p.m.*

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Sch. 9

Transmission date: 08/01/2008
Reference: 2008-01-009261

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *08/01/2008*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	261,731,308	20.76	20.76	20.50	20.50
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Yoseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	94,800,526	7.52	7.52	7.43	7.43
6	Lazard Asset Management LLC	BNHP Ordinary Shares	63,608,757	5.05	5.05	4.98	4.98

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*

Country of Citizenship/Incorporation or Registration: ____________

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares *No*

Stock Exchange Security Number: *662577*

Balance in previous comprehensive report (quantity of securities): 261,731,308

Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.76% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.01% of the shares of the Bank.

Eternity Four Trust holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 20.76% of the shares of the Bank.

Furthermore, Eternity Four Trust holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.01% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.76% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.01% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*

No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer

Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *520037573*

Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*

Country of Citizenship/Incorporation or Registration: ____________

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*

Stock Exchange Security Number: *662577*

Balance in previous comprehensive report (quantity of securities): *75,764,441*

Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Zvi Ziv.*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Yoseph Dauber*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *94,800,526*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 68,949,210 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

Name of Holder: *Lazard Asset Management LLC*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *05-0530199*

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *0*
Change in Quantity of Securities: *63,608,757*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
The holding is on behalf of holdings of Lazard Asset Management LLC, its subsidiaries and its clients.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remark = - extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Sch. 10

Date: January 10, 2008
Reference: 802/08

To: The London Stock Exchange

Dear Sir/Madam,

Re: **Immediate Report**

Bank Hapoalim B.M. (hereinafter:" the Bank") respectfully advises as follows:

1. Further to the Board of Directors' Report on the Financial Statements of the Bank as at 30th September 2007 (hereinafter: "the 9/07 Report") and according to conservative assessments carried out recently by the Bank in light of the developments taking place around the world in recent weeks with respect to investments in securities known as structured investment vehicles (hereinafter: "SIV's"), there has been a material decline in the value of the Bank's overall investment in SIV's.

   Accordingly, the Bank is expected to record in its annual financial statements as at 31st December 2007 (hereinafter: "the 2007 Annual Report") an additional provision of an other-than-temporary nature for the decline in value amounting to approximately 260 million US Dollars on account of the portfolio of SIV's held by the New York and London branches which will be charged to the statement of profit and loss, and in total approximately 290 million US Dollars (out of an overall investment of approximately 400 million US Dollars). The net effect, after taxes, of this provision on the net profit of the Bank is expected to be in an amount of approximately 180 million US Dollars.

   It should be noted that at the same time, no charge will be made in the 2007 Annual Report to the shareholders' equity of the Bank on account of the decline in value of a temporary nature of the SIV's and that the charge in the amount of 53 million US Dollars made in the 9/07 Report will be cancelled.

2. According to assessments carried out recently by the Bank of the value of its investments in its mortgage-backed securities portfolio (hereinafter: "MBS") and in light of the developments which took place in the USA with respect to investments of this kind, in view of the opening up of credit spreads for US bonds, there was an additional temporary decline in the value of the Bank's overall investment in MBS in the amount of approximately 90 million US Dollars.

   Accordingly, the cumulative decline in value on account of the Bank's investments in its MBS portfolio is expected to amount to the sum of approximately 150 million US Dollars. This decline in value will be charged in its entirety to the shareholders' equity of the Bank, since according to the existing assessments it is of a temporary nature.
   It should be noted that no change has occurred in the ratings of these MBS by the international rating agencies, nor have they been placed on a watch list.

3. Also reported in the 9/07 Report was the Bank's holding of its portfolio of collateralized debt obligations (hereinafter: "CDO's"), totaling some 410 million US Dollars, by its New York and London branches. Out of these holdings, the Bank realized a CDO which was exposed to sub-prime mortgages in the sum of approximately 25 million US Dollars, without any loss. The adjusted value of the balance of CDO holdings as at 31st December, 2007 stands at approximately 406 million US Dollars also taking into account the adjustment of the price to the rise in value of the Euro in which some of the CDO's are denominated. It should be noted that of these holdings an amount of approximately 25 million US Dollars is exposed to sub-prime mortgages.

דגם 10.01 057004

4. Even after the expected provisions, as reported in Clause 1 above, the Bank expects that the fourth quarter of the year 2007 will end with a profit, including operating profit.

5. In the 9/07 Report, as part of the description of its strategic plan, the Bank reported that its work plans were targeted to achieve a return on equity of approximately 15% from regular banking activity for the year 2007.
   In view of the expected provisions, as reported in Clause 1 above, the Bank does not expect to achieve its target of a return on equity from regular banking activity for the year 2007 which is expected to be 12%-13%.
   It should be noted that the rate of return of net profit on equity is expected to be 14%-15%.

6. The Bank stresses that all of the reports and data contained in this immediate report are based on assessments on the basis of the data available to the Bank to date and are un-audited by the external auditors of the Bank.

Yours faithfully,

Bank Hapoalim B.M.

Barry Ben Zeev Senior Deputy Managing Director	Mario Szuszan Senior Deputy Managing Director

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Sch. 11

Transmission date: 13/01/2008
Reference: 2008-01-013293

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *11/01/2008*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	261,731,308	20.76	20.76	20.50	20.50
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Yoseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	95,124,226	7.55	7.55	7.45	7.45
6	Lazard Asset Management LLC	BNHP Ordinary Shares	63,608,757	5.05	5.05	4.98	4.98

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*

Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 261,731,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.76% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.01% of the shares of the Bank.

Eternity Four Trust holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 20.76% of the shares of the Bank.

Furthermore, Eternity Four Trust holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.01% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.76% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.01% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Yoseph Dauber*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *94,800,526*
Change in Quantity of Securities: *323,700*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 69,257,510 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

Name of Holder: *Lazard Asset Management LLC*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *05-0530199*

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *63,608,757*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
The holding is on behalf of holdings of Lazard Asset Management LLC, its subsidiaries and its clients.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remark = - extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Sch. 12

Date: January 14, 2008
Reference: 802/08

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") is pleased to advise that on 14th January, 2008 at about 03:30 p.m. the Bank received notice from Arison Holdings (1998) Ltd., which is the controlling party of the Bank, as follows:

> "Arison Holdings (1998) Ltd. ("Arison Holdings"), which holds all of the core of control shares of Bank Hapoalim B.M. ("the Bank"), is hereby pleased to advise the Bank that on 14th January, 2008 Arison Holdings purchased 1,000,000 (in words: a million), of the shares of the Bank in the course of trade on the stock exchange, in consideration of the total sum of NIS 17,782,531.47 (in words: Seventeen million, seven hundred and eighty- two thousand, five hundred and thirty-one New Israeli Shekels, and forty-seven Agoroth).
>
> Following the aforesaid purchase, the sum of Arison Holdings' holdings of the shares of the Bank will stand at 262,731,308 shares, which constitute 20.84% of the issued share capital of the Bank."

Yours faithfully,
Bank Hapoalim B.M.

(-)	(-)
Ilan Mazur, Adv.	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

לקוח 10.01 057004

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Sch. 13

Transmission date: 15/01/2008
Reference: 2008-01-015777

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding Changes in the Holdings of Interested Parties

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1

Name of the Corporation/Surname and First Name of the Holder: *Arison Holdings (1998) Ltd.*
Category of Identity Number: *Number of the Registrar of Companies in Israel*
Identity Number of the Holder: *512705153*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Increase - following purchase on the Stock Exchange*
Date of Change: *January 14, 2008*
Transaction Price: *1778.25* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *261,731,308*
Change in Quantity of Securities: *1,000,000*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *262,731,308*
Extent of Holding after the Change: In the capital: *20.84%* In voting power: *20.84%*
Extent of Holding after the Change (fully diluted): In the capital: *20.58%* In voting power: *20.58%*
Clarification No. *1*

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Clarification
1	*A. the total consideration paid by the purchaser for the shares NIS 17,782,531.47.* *B. the purchases were executed in the course of trade on the stock exchange*

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

---

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *January 14, 2008 at 03:30 p.m.*

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Scl. 14

Transmission date: 15/01/2008
Reference: 2008-01-015783

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *14/01/2008*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	262,731,308	20.84	20.84	20.58	20.58
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Yoseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	95,124,226	7.55	7.55	7.45	7.45
6	Lazard Asset Management LLC	BNHP Ordinary Shares	63,608,757	5.05	5.05	4.98	4.98

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*

Country of Citizenship/Incorporation or Registration: ____________

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares *No*

Stock Exchange Security Number: *662577*

Balance in previous comprehensive report (quantity of securities): 261,731,308

Change in Quantity of Securities: *1,000,000*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.76% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.01% of the shares of the Bank.

Eternity Four Trust holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 20.76% of the shares of the Bank.

Furthermore, Eternity Four Trust holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.01% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.76% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.01% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*

No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer

Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *520037573*

Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*

Country of Citizenship/Incorporation or Registration: ____________

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*

Stock Exchange Security Number: *662577*

Balance in previous comprehensive report (quantity of securities): *75,764,441*

Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Zvi Ziv.*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ___
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Yoseph Dauber*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ___
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 95,124,226
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 69,257,510 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

Name of Holder: *Lazard Asset Management LLC*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *05-0530199*

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *63,608,757*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
The holding is on behalf of holdings of Lazard Asset Management LLC, its subsidiaries and its clients.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remark = - extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Sch. 15

Date: January 16, 2008
Reference: 802/08

To: The London Stock Exchange

Dear Sir or Madam,

Re: Immediate Report

Bank Hapoalim B.M. (hereinafter: "the Bank") is hereby pleased to advise as follows:

1. In the framework of the deliberations of the Board of Directors of the Bank on the subject of the work plans of the Bank for the year 2008, the Board of Directors at its meeting on Tuesday, 15th January, 2008 in the afternoon, approved the budget of the Bank for the year 2008.

2. The work plans of the Bank speak, among other things, of the expansion of international activity, the expansion of financial activity in Israel and in the world and of the growth in the volume of activity of customers in various segments. Furthermore, the work plans focus upon restraining the level of expenses, while maintaining existing activity and implementing plans for expansion and growth.
The realization of the work plans of the Bank is designed to achieve a return on equity from ordinary banking activity of about 15.0% for the year 2008. This objective does not include the expected gains from the sale of the "Gadish" provident fund owned by the Bank and from the sale of the Bank's holdings in Bank Massad and Bank Yahav for Government Employees. Net return on equity, which includes the capital gains from the sale of the aforesaid assets, is likely to bring the return on equity to the rate of 17.5%.

3. When outlining its work plans the Bank based itself, inter alia, upon the following assumptions and forecasts:

   a. Emerging markets will continue to grow and expand rapidly.

   b. Notwithstanding the slow–down of the U.S. economy, it will not fall into a recession during 2008; and if there is a recession, it will be short–lived.

   c. Taking into account the share of the emerging markets in the global economy (about 50%) there will not be any real slow–down in the global economy, notwithstanding the slow–down of the U.S. economy.

   d. There will not be any further significant worsening in the liquidity of the international financial markets, and in the United States in particular.

   e. The Israeli economy will continue to grow if somewhat slower than in 2007, and the condition of customers of the corporate segment of the Bank will hold firm.

   f. The rate of exchange of the Shekel against the US Dollar and the Euro will continue to fluctuate around its present rate.

10.01 057004

g. The level of inflation in Israel will be in line with [illegible] Government.

h. There will be no significant adverse developments in the price of major resources, including energy.

i. The legislative and regulatory environment in which the Bank operates will not force the Bank to make new moves, which might further affect its income.

j. The Bank will receive all of the approvals it requires, in Israel and abroad, in order to realize its plans for international expansion.

k. There will be no deterioration in geopolitical conditions, particularly in the security situation in Israel, in the region and in the world.

4. However, it is emphasized that if the Bank is unsuccessful in realizing its plans, including maintaining the level of expenses, also because the assumptions on which the plans are based do not materialize, or do not fully materialize, or if adverse changes occur which run counter to these assumptions, then the foregoing are liable to have an adverse effect on the achievements of the Bank and prevent the attainment of the aims of the work plans, or at least prevent their attainment in full.

5. It is emphasized that the work plans of the Bank as approved and the working assumptions on which they are based, refer to the Bank's future activities in the course of the year 2008; therefore, all of the information detailed hereinabove is forward – looking information.

Yours faithfully,
Bank Hapoalim B.M.

(-)	(-)
Zvi Ziv CEO	**Ilan Mazur, Advocate** Chief Legal Adviser

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Sch. 16

Date: January 16, 2008
Reference: 802/08

To: The London Stock Exchange

Dear Sir or Madam,

Re: Immediate Report

Bank Hapoalim B.M. ("the Bank") is hereby pleased to advise that the Board of Directors of the Bank which convened on 15th January, 2008 at about 04:00 p.m., resolved as follows:

1. The Bank adopts a policy, which is designed to increase the ratio of the overall capital of the Bank to risk-weighted assets to a level of 12% by the end of 2009.

2. There will be a change in the dividend distribution policy:
   While the Bank will in any case continue to distribute dividends at the rate of no less than 50% of the profit from regular banking activity; distribution of dividends from non-recurring gains will be made in accordance with ad-hoc resolutions to be passed by the Board of Directors in keeping with the needs of the Bank, after recording the gain.

   It should be noted that as reported to the public in the past, the Bank will distribute dividends at the rate of 50% of the gains which the Bank is expected to realize in the course of 2008 from the sale of the "Gadish" provided funds and from the sale of the Bank's holdings in Bank Massad Ltd. and Bank Yahav for Government Employees Ltd.

3. The Bank proceeded to implement a voluntary retirement plan for its tenured employees, which is designed to bring about the voluntary retirement of approximately 250 employees, and at an estimated cost of approximately NIS 250 million, which will be charged to the statement of profit and loss for the year 2007. The retirement plan will not affect the forecast recently published by the Bank according to which the return on profit from regular banking activity in the year 2007 will be at the rate of about 12% - 13%.

Yours faithfully,
Bank Hapoalim B.M.

(-) (-)

Zvi Ziv
CEO

Yoram Weissbrem
Secretary of the Bank

END

נייר 10.01 057004